SEC
Mail Processing
Section

AUG 3 1 2020

Washington DC
413

20014094

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 70000 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ARQ ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Summit Avenue
(No. and Street)

Summit (City) New Jersey (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sukoff 908-608-8831
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, David Sukoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARQ ADVISORS, LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Executive Officer
Title

Notary Public

RYAN DESARNO
Notary Public
New Jersey
My Commission Expires 09-23-2021
No. 50046472

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ARQ ADVISORS, LLC**
**JUNE 30,2020**

## TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ARQ Advisors, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of ARQ Advisors, LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2018

Abington, Pennsylvania
August 25, 2020

**ARQ ADVISORS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2020**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,834 |
| Due from clearing broker | | 37,088 |
| Deposit with clearing broker | | 100,135 |
| Other assets | | 3,931 |
| Fees receivable | | 39,611 |
| **TOTAL ASSETS** | $ | 182,599 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Loan payable | $ | 24,725 |
| Accounts payable and accrued expenses | | 57,574 |
| **TOTAL LIABILITIES** | $ | 82,299 |
| MEMBERS' EQUITY | | |
| Members' Equity | | 100,300 |
| **TOTAL MEMBERS' EQUITY** | $ | 100,300 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 182,599 |

The accompanying notes to the financial statement are an integral part of this financial statement.

## 1. ORGANIZATION

ARQ Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on December 16, 2014 as a limited liability company in accordance with the laws of the state of Delaware. The firm was approved as a member of FINRA on October 4, 2017 and commenced operations on October 11, 2017.

On July 25,2019 FINRA approved the Company's change in business application. The Company engages in the private placement of securities, Merger and Acquisition Advisory services, Non-exchange member transactions in listed securities transactions and introducing clients to sell side counter parties for corporate and U.S. Government debt. The "Company" is no longer be considered a Capital Acquisition Broker (CAB) pursuant to FINRA CAB Rules.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

**Government and Other Regulation**
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (ii) of SEC Rule 15c3-3.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

## 3 CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

## 3 CASH AND CASH EQUIVALENTS. Continued

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

## 4. RECEIVABLES

The Company earns commission revenue from sell side counter parties for corporate and U.S. Government debt through Hilltop Securities, Inc. As of June 30, 2020, the Company held commission receivables in the amount of $37,088.

The Company earned income from private placement of securities and advisory services. As of June 30, 2020, receivables from clients were $39,611.

Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all outstanding balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts at June 30, 2020.

## 5. LOAN PAYBLE-PAYROLL PROTECTION PROGRAM

The Company received a total of $24,725 loan under the Paycheck Protection Program ("PPP"). Certain amounts of this loan may be forgivable based on the terms of the PPP. The remaining balance will convert to a two-year loan at 1% and amortization will begin in December 2020.

## 6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6.6667% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2020, the Company's net capital requirement was $5,000. The Company's Net Capital was $85,208 which was above the required Net Capital by $80,208. At June 30, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was .6757 to 1.

## 6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2020, and through the date of this report, there were no such claims.

The Company is subject to risks related to the public health crisis associated with the Coronavirus global pandemic ("COVID-19"). Federal, state and local governments have taken measures to slow the spread of COVID-19. The measures have included limiting travel, temporarily closing businesses and issuing stay at home order which has caused steep decline in economic activity. The long-term effect of these measures cannot be determined. Management believes the measures may have significant impact on the Company's financial position and results of operations.

The amount of the impact is unquantifiable currently but deemed to be significant by management as the Company may experience a reduction of cash flows and an overall reduction in earnings as a result of COVID-19.

## 7. RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month basis from a Member of the Company. The Company paid $9,475 in rent for the year ended June 30, 2020.

## 8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through August 24, 2020, the date the financial statements were issued and available noting the following subsequent event:

On August 3, 2020, the Company executed a loan agreement with the Small Business Administration (SBA) in the amount of $150,000. The loan bears a term of 30 years and an interest rate of 3.75% interest and principal payments will begin on August 3, 2021.

**ARQ ADVISORS, LLC**
**JUNE 30,2020**

## TABLE OF CONTENTS

# SUPPLEMENTARY FINANCIAL INFORMATION

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.